UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                              HATHAWAY CORPORATION
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                    419011101
              ----------------------------------------------------
                                 (CUSIP Number)

                         Noah Klarish & Associates, P.C.
                        2 World Trade Center, 93rd Floor
                      New York, N.Y. 10048 - (212) 973-1111
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 19, 1998
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 419011101                                           Page 2 of 6 Pages
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Ira Albert
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2     Check the Appropriate Box If a Member of a Group*                   a. |_|
                                                                          b. |_|
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3     SEC Use Only

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4     Source of Funds*

      PF
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5     Check Box If Disclosure of Legal Proceedings Is Required
      Pursuant to Items 2(d) or 2(e)                                         |_|

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6     Citizenship or Place of Organization

      United States
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                  7     Sole Voting Power             (includes 238,000 shares
  Number of                                           held by Albert Investments
   Shares               270,500                       Associates, L.P.)
Beneficially      --------------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person         --------------------------------------------------------------
    With          9     Sole Dispositive Power

                        508,700 shares including 238,000 shares held by Albert
                        Investments Associates, L.P. and 238,200 shares held by
                        various accounts over which Mr. Albert has discretionary
                        authority
                  --------------------------------------------------------------
                  10    Shared Dispositive Power

                        238,200 shares held by various accounts over which Mr. Albert has discretionary authority
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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      508,700
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


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13    Percent of Class Represented By Amount in Row (11)

      11.9%
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14    Type of Reporting Person

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

            This statement relates to the Common Stock, no par value per share (the "Common Stock"), of Hathaway Corporation, a Colorado corporation (the "Issuer"). The Issuer maintains its principal executive office at 8228 Park Meadows Drive, Littleton, Colorado 80124.

Item 2. Identity and Background.

            (a) This statement is filed by (i) Ira Albert, an individual, with respect to shares of the Issuer's Common Stock held by him and with respect to shares of the Issuer's Common Stock held in investment accounts over which Mr. Albert has discretionary authority, and (ii) Albert Investment Associates, L.P., a Delaware limited partnership (the "Albert Partnership") with respect to shares of the Issuer's Common Stock held by it. Ira Albert and the Albert Partnership shall sometimes be collectively referred to herein as the "Reporting Person."

            (b) The Reporting Person filed an initial Schedule 13D for an event of June 20, 1996 (the "Initial Schedule"), filed Amendment No. 1 to Schedule 13D for an event of November 11, 1996, filed Amendment No. 2 to Schedule 13D for an event of January 15, 1997, filed Amendment No. 3 to Schedule 13D for an event of June 18, 1997, and filed Amendment No. 4 for an event of March 26, 1998 (collectively the "Amendments"). Except to the extent set forth in this Amendment, the information in the Initial Schedule and the Amendments remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

            Ira Albert directly owns 32,500 shares of the Issuer's Common Stock for which he paid $75,888.70. Mr. Albert obtained the funds from his personal funds. Mr. Albert has discretionary authority over accounts which own 238,200 shares of the Issuer's Common Stock for which such accounts paid a total of $636,856.51 from the personal funds of the beneficial owners of such accounts. The Albert Partnership directly owns 238,000 shares of the Issuer's Common Stock for which it paid $680,696.85 from its working capital.

Item 5. Interest in Securities of the Issuer.

            (a) The number of shares of the Issuer's Common Stock and the percentage of the outstanding shares (based upon 4,283,000 shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998) directly beneficially owned by each Reporting Person is as follows:

                                                         Percentage of
Name                                Number of Shares   Outstanding Shares
----                                ----------------   ------------------
Ira Albert                               32,500                .8%
Albert Partnership                      238,000               5.5%
Albert discretionary
  accounts                              238,200               5.6%

            (b) Mr. Albert has sole power to vote 270,500 shares of the Issuer's Common Stock and has sole power to dispose or to direct the disposition of 508,700 shares of the Issuer's Common Stock.

            (c) See Appendix I annexed hereto.


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

                                   Signatures

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 1998


                               By:  /s/ Ira Albert
                                   -----------------------------------------
                                     Ira Albert

                                   ALBERT INVESTMENT ASSOCIATES, L.P.
                                   ALBERT INVESTMENT STRATEGIES, INC.


                               By: /s/ Ira Albert
                                   -----------------------------------------
                                   Ira Albert, President


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

                                                                      APPENDIX 1

                      TRANSACTIONS IN HATHAWAY CORPORATION
                             COMMON STOCK WITHIN THE
                                  PAST 60 DAYS

            All transactions were open market purchases and the commissions are included in the price of the shares.

1.  Albert Investment Associates, L.P.

               No. of
   Trade       Shares      Price Per      Cost of
    Date      Purchased      Share       Purchases
    ----      ---------      -----       ---------
  6/30/98       2,000        $2.25       $ 4,563.75
  8/18/98       2,000         1.25         2,540.00
  8/18/98       2,000         1.38         2,790.00
  8/18/98       1,000         1.62         1,675.00
               ------                    ----------
               38,500                    $11,568.75

2. Ira Albert

               No. of
   Trade       Shares      Price Per      Cost of
    Date      Purchased      Share       Purchases
    ----      ---------      -----       ---------
  8/18/98      10,000        $1.44       $14,400.00


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